UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

+65 8859 9762

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON 6-K

Equity Line of Credit

On March 23, 2026 (the “Closing Date”), WEBUY GLOBAL LTD (the “Company”), a company incorporated under the laws of the Cayman Islands, entered into an Ordinary Share Purchase Agreement (the “Purchase Agreement”), dated as of March 23, 2026, with an institutional investor (the “Investor”), whereby the Company has the right, but not the obligation, to sell to the Investor, and the Investor is obligated to purchase up to $20,000,000 of the Company’s Class A ordinary shares, par value $0.0000462 per share (the “Class A Ordinary Shares”). Concurrently with the execution of the Purchase Agreement, the Company and the Investor also entered into a Registration Rights Agreement, dated as of March 23, 2026, between the Company and the Investor (the “Registration Rights Agreement” and, together with the Purchase Agreement, the “Transaction Documents”), pursuant to which the Company agreed to file with the U.S. Securities and Exchange Commission (the “SEC”) one or more registration statements to register under the Securities Act of 1933, as amended (the “Securities Act”), the offer and resale by the Investor of all of the Class A Ordinary Shares that may be issued and sold by the Company to the Investor from time to time under the Purchase Agreement (each, a “Registration Statement”).

Ordinary Share Purchase Agreement

The Company does not have a right to commence any sales of Class A Ordinary Shares to the Investor under the Purchase Agreement until the time when all of the conditions to the Company’s right to commence such sales set forth in the Purchase Agreement have been satisfied, including that a Registration Statement covering the resale of such shares is declared effective by the SEC and the final form of prospectus contained therein is filed with the SEC (the “Commencement Date”). From and after the Commencement Date, the Company will control the timing and amount of any sales of Class A Ordinary Shares to the Investor. Actual sales of Class A Ordinary Shares to the Investor under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the Class A Ordinary Shares and determinations by the Company as to the appropriate sources of funding and the Company’s operations.

At any time from and after the Commencement Date, the Company may select a business day as a “VWAP Purchase Date” on which the closing sale price of the Class A Ordinary Shares on the applicable national market or quotation service is equal to or greater than $0.50 on the immediately preceding trading day (each such day, a “VWAP Purchase Date”), the Company may direct the Investor, by delivery of a VWAP Purchase Notice (as defined in the Purchase Agreement), to purchase a number of Class A Ordinary Shares up to the lesser of (x) $500,000 and (y) 35% of the aggregate daily trading volume of the Class A Ordinary Shares for the five (5) consecutive trading days ending on the trading day immediately preceding the applicable VWAP Purchase Date (as defined in the Purchase Agreement) (each such purchase, a “VWAP Purchase”) at a price per Class A Ordinary Share equal to the lesser of ninety-seven percent (97%) of (a) the lowest sale price of the Class A Ordinary Shares on the applicable VWAP Purchase Date and (b) the volume-weighted average price of the Class A Ordinary Shares during the applicable VWAP Purchase Period (the “VWAP Purchase Price”); provided, however, that in no event shall the VWAP Purchase Price be less than the Floor Price (defined as the greater of ninety-seven percent (97%) of the closing sale price of the Class A Ordinary Shares on the trading day immediately preceding the applicable VWAP Purchase Date and $0.40 per Class A Ordinary Share). Settlement of each VWAP Purchase shall occur on the second (2nd) trading day following delivery of the applicable Class A Ordinary Shares by the Company to the Investor as DWAC Shares (T+2).

The Company has reserved 20,000,000 authorized but unissued Class A Ordinary Shares solely for the purpose of effecting VWAP Purchases under the Purchase Agreement. Notwithstanding the foregoing, in no event may the Company issue or sell any Class A Ordinary Shares to the Investor under the Purchase Agreement if such issuance would result in the Investor beneficially owning more than 4.99% of the outstanding Class A Ordinary Shares (the “Beneficial Ownership Limitation”).

As consideration for the Investor’s execution and delivery of the Purchase Agreement, the Company will issue 200,000 Class A Ordinary Shares to the Investor (the “Commitment Shares”) not later than 4:00 p.m. (New York City time) on the Closing Date. All Commitment Shares are fully earned as of the Closing Date, regardless of whether any VWAP Purchases are effected under the Purchase Agreement and regardless of any subsequent termination thereof; provided, however, that to the extent the issuance of any Commitment Shares would cause the Investor to exceed the Beneficial Ownership Limitation, such excess Commitment Shares shall be held in abeyance until such time as their issuance would not result in the Investor exceeding the Beneficial Ownership Limitation. In addition, the Company is required to pay the Investor an aggregate of $25,000 in respect of the Investor’s reasonable out-of-pocket expenses (such amount, the “Investor Expense Reimbursement”), including the legal fees and disbursements of the Investor’s legal counsel, of which $10,000 was advanced prior to the date of the Purchase Agreement and the remaining $15,000 is payable immediately following execution of the Purchase Agreement.

The sale of Commitment Shares by the Investor is subject to leak-out restrictions pursuant to Section 2.4(b) of the Purchase Agreement. Specifically, beginning on the effective date of the Registration Statement (the “Effective Date”), the Investor may dispose of: (i) up to 25% of the total Commitment Shares during the first 30 days following the Effective Date; (ii) up to an additional 25% (for a cumulative 50%) during days 31 through 60; (iii) up to an additional 25% (for a cumulative 75%) during days 61 through 90; and (iv) up to the remaining 25% (for a cumulative 100%) during days 91 through 120. Unused disposal capacity in any period does not carry forward. If the Commitment Shares are not registered by the applicable Effectiveness Deadline (as defined below), the foregoing restrictions shall not apply.

The Purchase Agreement contains certain covenants of the Company, including, among others: (i) a restriction on dilutive issuances of Class A Ordinary Shares at a price below the applicable VWAP Purchase Price during the Reference Period (as defined in the Purchase Agreement) surrounding each VWAP Purchase; (ii) a restriction, during the Similar Transaction Restricted Period (as defined in the Purchase Agreement), on the Company and its subsidiaries entering into any “equity line of credit” or other similar continuous offering transaction in which the Company may offer, issue or sell Class A Ordinary Shares or Ordinary Share Equivalents at a future determined price, subject to certain exceptions, including (x) securities issued to the Investor pursuant to the Transaction Documents, (y) any securities issued upon the exercise, exchange or conversion of any Ordinary Share Equivalents held by the Investor at any time, and (z) Class A Ordinary Shares issued in an “at the market offering.”

The Purchase Agreement will terminate automatically on the earliest to occur of (i) the expiration of the Registration Statement pursuant to Rule 415(a)(5) of the Securities Act, (ii) the date on which the Class A Ordinary Shares shall have failed to be listed or quoted on the trading market or any eligible market, (iii) the thirtieth (30th) trading day following the commencement of a bankruptcy or insolvency proceeding involving the Company that is not discharged or dismissed prior to such date, (iv) the appointment of a custodian for the Company or a general assignment for the benefit of the Company’s creditors, and (v) the twenty-four (24) month anniversary of the Closing Date. The Company may terminate the Purchase Agreement at any time upon thirty (30) trading days’ prior written notice to the Investor, provided that (x) all pending VWAP Purchases have been fully settled, (y) all amounts of the Investor Expense Reimbursement have been paid, and (z) the Commitment Shares have been issued to the Investor. The Purchase Agreement may also be terminated by mutual written consent. Certain provisions of the Purchase Agreement, including representations and warranties, indemnification obligations and certain covenants, will survive termination.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, the Company is required to file the initial Registration Statement on Form F-1 or Form F-3 with the SEC covering the resale of the Commitment Shares and the maximum number of Class A Ordinary Shares that may be sold to the Investor pursuant to the Purchase Agreement on or before the 30th business day after the Closing Date. Each subsequent new registration statement must be filed by the 10th business day following the sale of substantially all registrable securities covered by the most recent prior registration statement (each such deadline, a “Filing Deadline”).

Each Registration Statement must be declared effective by the SEC no later than the earlier of (i) the sixtieth (60th) calendar day following the date on which the Company files such Registration Statement, if such Registration Statement is subject to review by the Commission, and (ii) the third (3rd) business day following the date the Company is notified by the Commission that such registration statement will not be reviewed (each such deadline, an “Effectiveness Deadline”). The Company must use its commercially reasonable efforts to maintain the continuous effectiveness of each Registration Statement during the applicable Registration Period (as defined in the Registration Rights Agreement).

The registration rights granted under the Registration Rights Agreement are subject to certain conditions and limitations and are subject to customary indemnification and contribution provisions.

Certain Related Matters

The foregoing description of the Purchase Agreement and the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement and the Registration Rights Agreement, copies of which are filed as Exhibits 10.1 and 10.2 to this Report on Form 6-K, respectively.

Other than in respect of the Purchase Agreement and the Registration Rights Agreement, there were no material relationships between the Company or any of the Company’s affiliates, including any director or officer of the Company, or any associate of any director or officer of the Company, and the Investor.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, covenants, and indemnification obligations of the parties. The representations, warranties, and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to limitations agreed upon by the contracting parties.

The offer and sale of securities described above was conducted as a private placement pursuant to and in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder for transactions not involving a public offering.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Ordinary Share Purchase Agreement dated March 23, 2026, by and between WEBUY GLOBAL LTD and Investor.
10.2	Registration Rights Agreement dated March 23, 2026, by and between WEBUY GLOBAL LTD and Investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: March 24, 2026	By:	/s/ Bin Xue
		Name:	Bin Xue
		Title:	Chief Executive Officer

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